Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

THURSDAY, JULY 18 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	45.9	51.2	59.1
A+14	71.1	72.9	76.4

Eagle
D-0	48.0	52.0	66.0
A+14 DOT	63.2	64.2	75.7

Every Bag Counts

American	Wed	MTD*	DOT Standard
	3.35	3.06	3.00

*	DOT claims per 1000 customers

Announcements

» Tom Horton Discusses Results of a Successful Second Quarter

In a Special Jetwire issued earlier today, Tom Horton provided an update on the company’s second-quarter results. AMR posted a net profit of $357 million, excluding reorganization and special items, a $262 million improvement year-over-year – and AMR’s best second-quarter results in company history. The company recorded a GAAP (Generally Accepted Accounting Principles) net profit of $220 million, a $461 million improvement over second-quarter 2012 and the first second-quarter net profit since 2007. Among the highlights:

•	Consolidated and mainline passenger revenue was $5.6 billion and $4.9 billion, respectively – the highest passenger revenue for the second quarter in company history.

•	Operating profit was $502 million, excluding special items, a $254 million improvement over second quarter 2012. GAAP operating profit was $489 million, a $347 million improvement year-over-year.

•	Consolidated unit costs, excluding fuel and special items, improved 5.8 percent year-over-year, marking the third consecutive quarter of unit cost reduction on that basis.

•

The company ended the second quarter with approximately $7.1 billion in cash and short-term investments, including a restricted cash balance of $863 million, compared to a balance of approximately $5.8 billion in cash and short-term investments, including a restricted balance of approximately $772 million, at the end of the second quarter of 2012.

“Our momentum is building as we plan for our impending merger with US Airways and we are making good progress on the approvals needed to complete the transaction,” Tom said. “I am proud of you rising above many challenges over the past year and a half. You have stood tall with the pride we all have in this great company and stayed focused on putting American back on top.”

For the full second-quarter results, see the news release in American’s Newsroom.

» Flagship Check-In Offers Private, Personalized Service in the Windy City

Chicago O’Hare becomes the newest airport today to open a Flagship Check-In facility, designed to be an exclusive and expedited check-in experience for our most valued customers. ORD’s facility follows the successful launches at JFK, LAX, and MIA. Flagship Check-In provides a private area staffed with Customer Service Agents dedicated to offering personalized assistance to customers traveling in First Class on international or select transcontinental itineraries, as well as ConciergeKey and Five Star Service customers. The opening of ORD Flagship Check-In demonstrates our continued progress toward modernizing the new American by building an exceptional travel experience for our high-value customers with a distinct customer journey from check-in to arrival. Check out new Jetnet to see photos of our newest Flagship Check-In facility in the Windy City.

» Employee Safety Poster Art Contest Open For Voting

During June, children of American Airlines and American Eagle employees were invited to participate in Employee Safety’s fourth annual Safety Art Contest. This year’s contest theme was “Working Safely at American Airlines,” and the period for entries concluded on July 2. Now, Employee Safety needs your help to select the winning artwork. Voting opens today and closes July 19. Votes will be tallied and a winner from each age category will be announced on Monday, July 22. Vote for your favorite entry. There are many things we can do to stay safe, and this is a fun way to get children to think about safety, as well as to help us see safety through a child’s eyes. One child from each age group will receive an Apple iPad Mini and compete for a chance for their drawing to be used for the cover of the 2014 Employee Safety calendar. Happy voting!

AMR in the News

From Financial News

American Airlines Cargo Upgrades Website

American said its Cargo division has unveiled its new website featuring a new design and enhanced usability. American said the website was designed using feedback from customers and enables future technological advancements that will benefit cargo customers. The new website offers several benefits, which were identified by customers as important features when booking and tracking shipments online. Online tracking is more organized and even easier to navigate with simple icons and a new layout. Everything customers need is now accessible on one page. The original aacargo.com was launched in 2001.

Industry News

From Flightglobal

Airbus Prepares for Next Stage of A350 Flight Tests in August

Airbus has started preparing its A350-900 prototype for a second stage of flight tests, having completed initial assessments on primary aircraft systems. The first flight-test aircraft, MSN1, has logged 92 hours of flight time since first becoming airborne on June 14. In addition to testing the Rolls-Royce Trent XWB engines and fuel system, the tests covered the landing-gear and brakes, ram-air turbine, cabin pressurization and electrical systems. Early tests have also been conducted on the autopilot and auto-landing capabilities of the A350. Airbus says the aircraft will spend time on the ground undergoing maintenance and modification of its flight-test installations. The next stage of the test campaign is scheduled to begin in August.

From Reuters

Heathrow Urges Third Runway to Meet Airport Needs

London Heathrow urged the government to let it build a third runway, saying its plans would provide more flights, less noise and be cheaper and quicker to build than rival proposals. The UK government and business leaders want to expand flights to fast-growing economies to ensure the country does not miss out on billions of pounds of trade, and with Heathrow operating at 99 percent capacity, additional runways are needed. Heathrow submitted three options - building a new runway to the north, northwest or southwest of the hub - to a government commission looking into raising airport capacity, which is due to publish an interim report by the end of next year, with a final verdict due in mid-2015, after the next general election. Each option would deliver extra capacity by 2025-2029, and would be cheaper and quicker to build than rival hub options being proposed by London Mayor Boris Johnson and Stansted Airport, Heathrow said. Johnson is backing the development of a rival airport and earlier this week set out his plans, which include a new four-runway hub 40 miles east of central London and the possible demolition of Heathrow.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, July 17

Crude oil was $106.48 a barrel, up $0.48 from the previous day.

Jet fuel price was $123.72 a barrel, up $0.42.

It’s a Fact

American continued its fleet renewal and took delivery of nine fuel-efficient Boeing 737-800s and three 777-300ERs in the second quarter.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.